EXHIBIT 99.8

March 30, 2026

VIA EDGAR

First Mining Gold Corp. (the “Company”)

Re:	Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2025 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2025.

I, Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc., hereby consent to the use of my name in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-292992) of the Company (the “Registration Statement”), in connection with reference to my involvement in the preparation of the following technical report:

“Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” dated December 19, 2025 with an effective date of December 1, 2025 (the “Technical Report”).

and to references to, or portions of the Technical Report for which I am responsible for, as included in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

/s/ Gilles Arseneau
Dr. Gilles Arseneau, Ph.D., P.Geo.